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                                                                                                     Exhibit 12


                                                   TXU GAS COMPANY AND SUBSIDIARIES
                                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
                                AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS


                                                                          Year Ended December 31,
                                                    -----------------------------------------------------------------
                                                   2002           2001            2000           1999            1998
                                                   ----           ----            ----           ----            ----
                                                                   Millions of Dollars, Except Ratios
EARNINGS:
   Income (loss) from continuing operations..      $  11          $   1          $  66           $   8          $ (29)
   Add: Total federal income taxes (benefit).          6              7             40              (2)            (6)
     Fixed charges (see detail below)........         65             67             74              76             73
                                                   -----          -----          -----           -----          -----
       Total earnings........................      $  82          $  75          $ 180           $  82          $  38
                                                   =====          =====          =====           =====          =====

FIXED CHARGES:
   Interest expense..........................      $  53          $  55          $  62           $  65          $  68
   Rentals representative of the interest
    factor...................................          2              2              2               1             --
   Distributions on preferred trust
    securities of subsidiaries(a)............         10             10             10              10              5
                                                   -----          -----          -----           -----          -----
       Fixed charges deducted from earnings..         65             67             74              76             73
                                                   -----          -----          -----           -----          -----
   Preferred dividends of registrant
    (pretax)(b)..............................          6             32              6               3              5
                                                   -----          -----          -----           -----          -----
       Fixed charges and preferred dividends.      $  71          $  99          $  80           $  79          $  78
                                                   =====          =====          =====           =====          =====

RATIO OF INCOME (LOSS) FROM
   CONTINUING OPERATIONS TO
   FIXED CHARGES (c).........................       1.26           1.12           2.43            1.08           0.52
                                                   =====          =====          =====           =====          =====
RATIO OF INCOME (LOSS) FROM
   CONTINUING OPERATIONS TO
   COMBINED FIXED CHARGES
   AND PREFERRED DIVIDENDS (d)...............       1.15            .76           2.25           1.04            0.49
                                                   =====          =====          =====           =====          =====
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(a) Distributions of preferred trust securities are deductible for tax purposes.
(b) Preferred dividends multiplied by the ratio of pre-tax income to net income.
(c) In 1998, additional earnings of $35 million would have resulted in a ratio of 1.00.
(d) In 2001 and 1998, additional earnings of $24 million and $40 million, respectively, would have resulted in ratios of 1.00.